PB

* KW 2/28

UNITED STA[TES]
SECURITIES AND EXCHAN[GE COMMISSION]
Washington, D.C. 20549

11015887

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2011
WASH. D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-00875~~ 8-0025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELBY CULLOM DAVIS & CO., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Fifth Avenue, Suite 200
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff — (212) 207-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I Warren Rosanoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Anthony Frazia
Notary Public, State of New York
No. 01FR6038769
Qualified in Westchester County
Commission Expires March 20, 20 14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 189,477
Securities owned	
Marketable securities, at fair value	2,832,661,868
Not readily marketable, at fair value	10,796,256
Dividends and interest receivable	440,303
Furniture and equipment,	
net of accumulated depreciation of $1,040,355	428
Other assets	77,999
Total assets	**$ 2,844,166,331**
Liabilities and Partners' Capital	
Liabilities	
Line of credit	$ 80,716,541
Payable to broker and dealer	182,900,367
Accrued expenses and other liabilities	1,612,707
Total liabilities	265,229,615
Partners' capital	2,578,936,716
Total liabilities and partners' capital	**$ 2,844,166,331**

The accompanying notes are an integral part of this financial statement.

1. Organization

Shelby Cullom Davis & Co., L.P. (the "Company" and/or "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership Agreement was last amended on October 23, 2007. Under the terms of the Partnership Agreement, the Partnership will terminate on December 31, 2035.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from the estimates included in the financial statements.

Securities Owned

Proprietary securities transactions are recorded on a trade date basis. Positions in marketable securities are presented at market value. Market value is generally based on quoted market prices. Positions in not readily marketable securities are valued at fair value as determined by management. The related unrealized gains and losses are presented net in the accompanying statement of operations.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition

Securities transactions, commission revenues and the related clearing expenses are recorded on a trade-date basis. Interest income is recorded when earned.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated using the sum of years digits method over estimated useful asset lives of five to seven years.

Income Tax

As a partnership, the Company is not liable for federal or state income taxes. Partners are responsible to report separately their distributive share of Company income or loss to tax authorities. The Company is subject to the New York City Unincorporated Business Tax.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2007.

3. Securities Owned

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value and require disclosures about fair value measurements, including a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entity's own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2010.

Description	Classification	Total	Level 1	Level 2	Level 3
Money Market Funds	Assets	$ 13,057,348	$ 13,057,348	$ -	$ -
Equity Securities	Assets	559,417,995	559,417,995	-	-
Equity Funds	Assets	2,259,919,694	2,259,919,694	-	-
Fixed Income	Assets	266,831	266,831		
Investment Partnership	Assets	10,796,256	-	-	10,796,256
Total		$ 2,843,458,124	$ 2,832,661,868	$ -	$ 10,796,256

The following table discloses a reconciliation of the investment at measured fair value on a recurring basis using significant unobservable inputs (Level 3):

	Total	Investment Partnership
Beginning balance, December 31, 2009	$ 10,121,905	$ 10,121,905
Change in unrealized gain	674,351	674,351
Ending balance December 31, 2010	$ 10,796,256	$ 10,796,256

Approximately $2.3 billion is invested in money market and equity funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities at a bank, are held at the clearing broker.

Securities not readily marketable consist of an investment in a limited partnership. Due to the inherent uncertainty as to the valuation of securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

The Company has entered into an agreement with its clearing broker whereby the Company and its customers may lend their fully-paid securities to the clearing broker secured by a letter of credit. At December 31, 2010, the Company had no outstanding securities under this agreement.

4. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2010:

Computers and equipment	$ 607,645
Furniture and fixtures	433,138
	1,040,783
Less: Accumulated depreciation and amortization	(1,040,355)
	$ 428

5. Employee Loan

The Company has made a loan to an employee during 2010. The loan is payable in bi-weekly installments of $150 at a rate of 5.00% per annum. The loan matures on November 18, 2015. At December 31, 2010, the outstanding balance was approximately $47,000 and is included in other assets on the statement of financial condition.

6. Broker/Dealer and Line of Credit

The Company has a $200,000,000 line of credit facility with a bank that expires January 31, 2012. Under this facility, the Company has the option of selecting interest rates based on money market rates quoted by the Bank or the one-month LIBOR plus 0.85%. The stated interest rate (money market overnight rate) was 1.15% per annum at December 31, 2010. The outstanding facility balance at December 31, 2010 was $80,716,541. The facility is collateralized by equity funds and securities valued at $235,150,316 at December 31, 2010.

The Company has a margin loan agreement with its clearing broker whereby borrowings bear interest at the Targeted Federal Funds rate plus 50 basis points or 125 basis points depending on the outstanding loan balance. The stated interest rate was 0.75% per annum at December 31, 2010. The balance outstanding at December 31, 2010 was $182,900,367. The loan is secured by a portfolio of equity securities valued in excess of $1 billion at December 31, 2010.

7. Due to Affiliate

The Company has an arrangement with an affiliate to share certain personnel and administrative costs. For the year ended December 31, 2010, net allocation of such costs was approximately $250,000 and is included in professional fees in the accompanying statement of operations.

At December 31, 2010, amounts payable under this arrangement are approximately $45,000, net, and included in accrued expenses and other liabilities on the statement of financial condition.

8. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements (Securities and Exchange Commission Rule 15c3-3). At December 31, 2010, the Company had net capital as defined of $2,144,806,219 which exceeded its minimum requirement of $250,000 by $2,144,556,219.

9. Commitments

The Company has a non-cancellable operating lease with an affiliate which expires March 31, 2012. This sublease agreement is subject to escalation based upon increases in operating expenses and real estate taxes.

Future annual minimum rent payments are as follows:

Year Ended December 31,	Amount
2011	$193,332
2012	48,333
	$241,665

10. Financial Instruments with Off-Balance Sheet Credit Risk

The Company completes credit evaluations of all customers.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. This activity may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage of $1 billion maintained by the clearing broker.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits, and is exposed to the credit risk resulting from this concentration.

11. Defined Contribution Plans

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company makes discretionary matching contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits. The Company made a contribution for 2009 of approximately $30,000 during the year ended December 31, 2010. The Company has not made a contribution for 2010.

12. Management and Advisory Services

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated based on agreements that are in place between the Company and the parties providing the service.

13. Subsequent Events

The Company has evaluated subsequent events through February 14, 2011, the date the financial statements were available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Partners
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 14, 2011

Shelby Cullom Davis & Co., L.P.

620 Fifth Avenue - Suite 200
New York, N.Y. 10020

Telephone 212-207-3500
Facsimile 212-207-3542

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

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